Exhibit (a)(18)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

)
MICHAEL GILL, Individually and On Behalf of All others Similarly Situated,	) )	Case Type: Other
	)	Case No. -CV-10-
Plaintiff,	)
	)	SHAREHOLDER CLASS ACTION
vs.	)	COMPLAINT
)
ADC TELECOMMUNICATIONS, INC.,	)
ROBERT E. SWITZ, WILLIAM R. SPIVEY,	)
JOHN J. BOYLE, III, MICKEY P. FORET, LOIS	)
M. MARTIN, KRISH A. PRABHU, JOHN E.	)
REHFELD, DAVID A. ROBERTS, LARRY W.	)
WANGBERG, JOHN D. WUNSCH, TYCO	)
ELECTRONICS LTD., and TYCO ELECTRON-)
ICS MINNESOTA, INC.,	)
)
Defendants.	)

Plaintiff, Michael Gill, by his attorneys, alleges upon information and belief, except for those allegations that pertain to Plaintiff, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1.                                       Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of ADC Telecommunications, Inc., (“ADC” or the “Company”), against ADC, its Board of Directors (the “Board” or “Individual Defendants”), Tyco Electronics Ltd. and Tyco Electronics Minnesota, Inc., (collectively, “Tyco”) (collectively, the “Defendants”), arising out of a transaction in which Tyco will acquire all the outstanding shares of ADC’s common stock for $12.75 per share in a cash tender offer and merger (the “Proposed Acquisition”).

2.                                       In approving the Proposed Acquisition, the Individual Defendants breached their fiduciary duties of loyalty, good faith, and due care by, inter alia, agreeing to sell ADC without first taking steps to ensure that plaintiff and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances, or duly considering whether an alternative transaction—or none at all—would be more beneficial to shareholders and the Company. Moreover, as alleged further herein, Tyco aided and abetted the Individual Defendants’ breaches of fiduciary duty. Accordingly, this action seeks to enjoin the Proposed Acquisition and compel the Individual Defendants to properly exercise their fiduciary duties to ADC’s shareholders.

JURISDICTION

3.                                       This Court has jurisdiction over Defendant ADC as it is incorporated in the State of Minnesota.

PARTIES

4.                                       Plaintiff Michael Gill, is and has been the owner of ADC common stock continuously since prior to the wrongs complained of herein.

5.                                       Defendant ADC is a Minnesota corporation with its principal executive offices located at 13625 Technology Drive, Eden Prairie, Minnesota 55344. The Company provides connections for wireline, wireless, cable, broadcast, and enterprise networks around the world. The Company’s common stock trades on NASDAQ under the ticker symbol “ADCT.” As of July 21, 2010, there were approximately 96,990,000 shares of ADC common stock outstanding.

6.                                       Defendant Robert E. Switz (“Switz”) is Chairman of the Board of Directors, President and Chief Executive Officer of the Company. He has been a director of ADC since August 2003 and was appointed Chairman of the Board in August 2008. Switz has been President and Chief Executive Officer of ADC since August 2003. From January 1994 until August 2003, Switz served ADC as Chief Financial Officer as well as Executive Vice President and Senior Vice President. Mr. Switz also served as President of ADC’s former Broadband Access and Transport Group from November 2000 to April 2001.

7.                                       Defendant William R. Spivey Ph.D. (“Spivey”) has been a director of ADC since September 2004. He is currently the Independent Lead Director of the Board. He is a member of the Compensation Committee and the Finance/Strategic Planning Committee.

8.                                       Defendant John J. Boyle, III (“Boyle”) has been a director of ADC since November 1999. Boyle is the Chairman of the Finance/Strategic Planning Committee and is a member of the Governance Committee.

9.                                       Defendant Mickey P. Foret (“Foret”) has been a director of ADC since February 2003. Foret is a member of the Audit Committee as well as the Finance/Strategic Planning Committee.

10.                                 Defendant Lois M. Martin (“Martin”) has been a director of ADC since March 2004. Martin is Chair of the Audit Committee as well as a Member of the Governance Committee.

11.                                 Defendant Krish A. Prabhu, Ph. D (“Prabhu”) has been a director of ADC since November 2008. Prabhu is a Member of the Audit Committee and a Member of the Finance/Strategic Planning Committee.

12.                                 Defendant John E. Rehfeld (“Rehfeld”) has been a director of ADC since September 2004. Rehfeld is a Member of the Audit Committee and Chair of the Compensation Committee.

13.                                 Defendant David A. Roberts (“Roberts”) has been a director of ADC since November 2008. Roberts is a member of the Compensation Committee and the Governance Committee.

14.                                 Defendant Larry W. Wangberg (“Wangberg”) has been a director of ADC since October 2001. Wangberg is a Member of the Compensation Committee and the Chair of the Governance Committee.

15.                                 Defendant John D. Wunsch (“Wunsch”) has been a director of ADC since 1991. Wunsch is a member of the Audit Committee and a Member of the Compensation Committee.

16.                                 Defendant Tyco Electronics Ltd. (“Tyco”) is a Switzerland corporation with its principal executive offices located at Rheinstrasse 20, CH-8200 Schaffhausen, Switzerland. Tyco is a leading global provider of engineered electronic components, network solutions, specialty products and subsea telecommunication systems, with fiscal 2009 sales of $10.3 billion to customers in more than 150 countries.

17.                                 Defendant Tyco Electronics Minnesota, Inc., is a Minnesota corporation and a wholly owned subsidiary of Tyco.

18.                                 The defendants identified in paragraphs 6 through 15 are collectively referred to herein as the “Individual Defendants.”

19.                                 By reason of their positions as officers and/or directors of the Company, the Individual Defendants named above are in a fiduciary relationship with Plaintiff and the other public shareholders of ADC, and thus owe them the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

20.                                 Each of the Individual Defendants at all relevant times had the power to control and direct ADC to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all ADC shareholders.

21.                                 Each of the Individual Defendants acted in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Acquisition.

22.                                 The Individual Defendants, as officers and/or directors of ADC, have a fiduciary relationship and responsibility to Plaintiff and the other common public stockholders of ADC, and owe to Plaintiff and ADC’s other shareholders the highest obligations of good faith, loyalty, fair dealing, due care and candor.

SUBSTANTIVE ALLEGATIONS

23.                                 With its industry-leading portfolio of network infrastructure solutions and services, ADC plays a crucial role in enabling its customers to deliver dynamic video, voice, data and wireless services that are increasingly essential to businesses and on-the-go consumers. ADC’s connectivity product portfolio provides end-to-end network infrastructure solutions for central office, data center, outside plant and wireless network and cell-site deployments. ADC’s technology enhances network access and backhaul capabilities for service providers. ADC has 9,500 employees, approximately 1,000 of which are employed in the Minneapolis/St. Paul area. The Company has sales in more than 130 countries and occupies facilities around the world.

23.                                 On July 12, 2010, ADC and Tyco issued a joint press release announcing their entry into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Tyco will acquire all the outstanding shares of ADC common stock for $12.75 per share, in cash, in a transaction valued at approximately $1.25 billion. The press release states, in relevant part:

SCHAFFHAUSEN, Switzerland and EDEN PRAIRIE, Minn., July 13 /PRNewswire-FirstCall/ — Tyco Electronics (NYSE:TEL - News) and ADC (Nasdaq:ADCT - News) announced today a definitive agreement under which Tyco Electronics will acquire ADC for $12.75 per share in cash, or an enterprise value of approximately $1.25 billion. The transaction is expected to be accretive by approximately $0.14 per share in the first full year after closing excluding acquisition-related costs. It will position Tyco Electronics’ Network Solutions segment as a leading global provider of broadband connectivity products to carrier and enterprise networks around the world.

Tom Lynch, Chief Executive Officer of Tyco Electronics, said, “This is a very exciting time for our company and ADC is a great fit as we continue to execute our strategy to create strong leadership positions in all of our connectivity businesses. Consumers and enterprises want access to high-speed video and data wherever they are, on whatever devices they are using — from smart phones to HD and 3-D televisions to computers with advanced video-conferencing capabilities. The combination of ADC and Tyco Electronics creates an industry leader, with the scope and geographic scale to help customers deliver needed capacity, from the core of the network all the way to the end user.”

Robert E. Switz, Chairman, President and CEO of ADC, said, “ADC has a strong heritage of providing innovative wired and wireless solutions that have enabled the expansion of advanced broadband networks worldwide. As part of Tyco Electronics, our organization’s ability to serve the world’s leading telecommunications services providers and enterprises will be strengthened significantly. I have great respect for Tyco Electronics and know that they share our commitment to meeting customers’ changing next generation network needs.”

The combined organization will offer a complete product portfolio across every major geographic market. It will also add ADC’s Distributed Antenna System (DAS) products, which will expand Tyco Electronics’ wireless connectivity portfolio to provide greater mobile coverage and capacity solutions to carrier and enterprise customers as demand for mobile data continues to expand. Additionally, Tyco Electronics will add ADC’s professional services organization in the US to its business.

“We expect ADC to be accretive to our earnings in the first year and to reach our target operating margin of 15 percent in the third year after the acquisition,” said Lynch.

The transaction is structured as a tender offer to be followed as soon as possible by a merger. The transaction is subject to customary closing conditions, including the tender of a majority of ADC shares and regulatory approvals, and is expected to close in the fourth calendar quarter 2010.

24.                                 The cash consideration offered in connection with the Proposed Acquisition — $12.75 per share — is grossly inadequate for ADC’s shares and materially under-values the Company and the Company’s potential. The share price of the Company has seen significant growth - 62.16% over the past 52 weeks. Moreover, as recently as May 2010, Wall Street analysts predicted increases in earnings per share of 42.90% next year and a 5-year annual compounded growth rate of 11.83%.

25.                                 On May 5, 2010, Defendant Switz commented on the Company’s strong 2Q10 results and continued optimism regarding future financial success (emphasis added):

“We are pleased with ADC’s strong financial performance in the second quarter,” said Robert E. Switz, chairman, president and chief executive officer of ADC. “Our results are highlighted by another quarter of expanding margins and sequential revenue growth. We continue to experience the bottom-line benefits of our on-going cost reduction initiatives and the implementation of process and production improvements across our operations. Moving forward, ADC is well positioned to take further advantage of our operating leverage as we realize the revenue acceleration expected during the second half of our fiscal year.

“In addition to our second quarter revenue growth, we are seeing increased customer planning and proposal activity, indicating their intentions to renew next-generation network spending in significant ways. These investments, dedicated to deploying and upgrading FTTX and mobile networks, create growth opportunities for ADC’s high-performance fiber connectivity and wireless coverage and capacity solutions. Additionally, we expect to see continuing growth in the enterprise space where data center spending is rebounding, as well as in our professional services business which delivered another good quarter,” said Switz.

26.                                 In a transcript from the July 14, 2010 meeting between Defendant Switz, Tyco CEO Tom Lynch and ADC employees, Defendant Switz further acknowledged the financial success of ADC in 2010 (emphasis added):

“How will the acquisition affect ADC’s FY10 incentive payments?” I’ll answer that. We are operating as an independent company until the transaction closes. It is likely and probable that the transaction will not close until sometime into our FY11 fiscal year. So in terms of incentive payments, guys, it’s all up to us. So, we’re having a great year, the incentive payments look terrific and if we close the year with the type of finish that I think we can, everybody will earn very nice incentive payments.

27.                                 Additionally, the timing of the announcement of the Proposed Acquisition is problematic given that it occurred only several weeks after the Company announced the settlement of certain claims against Merrill Lynch that arose from their sale of certain auction-rate securities to ADC. Under the terms of the settlement agreement, Merrill Lynch agreed to pay ADC $56.5 million, which the Company expects to receive during 3Q10.

28.                                 Based on the financial success shown by the Company amidst continued global economic uncertainty, as well as the Company’s own statements regarding its financial condition and near and longer term prospects, the Proposed Acquisition will allow TYCO to purchase ADC at an unfairly low price while availing itself of ADC’s significant value and upside or long-term potential.

Preclusive Deal Protection Mechanisms

29.                                 In addition to agreeing to a transaction that substantially undervalues ADC shares, the Individual Defendants also sought to ensure consummation of the Merger by utilizing a combination of preclusive deal protection mechanisms that prevent another acquisition proposal from a party that may be willing to pay more for ADC shares than offered by Tyco.

30.                                 The Merger Agreement contemplates that only a fraction, or even none, of ADC’s common shareholders will tender their shares in the Tender Offer. Accordingly, the Merger Agreement contains numerous provisions that permit the Buyers to acquire ADC regardless of whether a majority of the Company’s shareholders support the deal or not.

31.                                 Section 2.04 of the Merger Agreement (“Section 2.04”) provides for the Top-Up Option as follows:

(a) Subject to Section 2.04(b) and Section 2.04(c), the Company grants to Merger Subsidiary, an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase from the Company, up to the number of authorized and unissued shares of Company Common Stock equal to the number of shares of Company Common Stock that, when added to the number of Shares owned by Merger Subsidiary at the time of the exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all shares of Company Common Stock to be issued upon exercise of the Top-Up Option (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).

32.                                 The Top-Up Option ensures that the Buyers will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer, and squeeze out the Company’s common stockholders for the entirely unfair price of $12.75 per share.

33.                                 The Company claims that this process will allow the Buyer to complete the transaction without a meeting of Company Stockholders pursuant to Minnesota’s “short form” merger statute.

34.                                 In a July 13, 2010 conference call with analysts, Tyco representatives failed to acknowledge that the Top-Up Option will allow Tyco to complete the short form merger without a shareholder vote:

Jim Suva - Citigroup — Analyst–Q: The question was then on the tenders, is there a certain threshold or hurdle that has to be —?

Bob Scott - Tyco Electronics Ltd. - General Counsel: No. Other — the rules in Minnesota where ADC is incorporated, there’s a 90% tender of shares that will be sort of a threshold issue as to whether this is a short form merger or a long form merger and we expect that with the premium that is being offered for the shares that it will be attractive and we hope to be able to get that. Of course, as part of the merger agreement, all of the directors and officers of ADC had to agree that they would tender their shares, which is an indication of their support for the transaction. So we are confident that we should get that.

35.                                 The Merger Agreement also unfairly protects the Merger from other companies’ potential interest in pursuing a merger or acquisition with ADC by, inter alia: (1) preventing the Company from negotiating with other bidders; and (2) providing that if

ADC accepts a superior proposal from a rival bidder, it will be forced to pay $38,000,000.00 to Tyco. The Merger Agreement does not, however, contain a reciprocal termination fee to be paid to ADC. This expense would ultimately be borne by any competing bidder for ADC, which serves ultimately to prejudice ADC shareholders’ ability to receive maximum consideration for their shares in any transaction.

36.                                 In addition, certain insiders stand to receive significant financial benefits as a result of the Proposed Acquisition. For example, as a result of the Proposed Acquisition, defendant Switz will receive in excess of $15,000,000.00 in severance fees.

37.                                 Thus, insiders, including certain Individual Defendants, will receive substantial benefits that differ in nature and degree than the cash consideration that Plaintiff and the Company’s other public stockholders will receive in connection with the Proposed Acquisition.

38.                                 Accordingly, the Company’s true value is compromised by the consideration that is offered in connection with the Proposed Acquisition and the Proposed Acquisition is also the product of conflicts of interest between the Company’s directors and/or executives.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

39.                                 In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of ADC, cannot:

(a)                                  take action that adversely affects the value provided to the corporation’s shareholders;

(b)                                 discourage or inhibit alternative offers to purchase control of the corporation or its assets, or will otherwise prejudice the prospects of the corporation as a standalone entity;

(c)                                  contractually prohibit the Individual Defendants from complying with their fiduciary duties; and/or

(d)                                 provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the Company and its shareholders.

40.                                 Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the acquisition of ADC, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure and pricing, is placed upon the Individual Defendants as a matter of law.

STATUTORY STANDARD OF CONDUCT

41.                                 Each of the Individual Defendants failed to discharge his or her duties as a director of ADC in good faith, in a manner he or she reasonably believed to be in the best interests of ADC, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances, thereby failing to adhere to the standard of conduct required of them pursuant to Minn. Stat. § 302A.251.

42.                                 Pursuant to Minn. Stat. § 302A.251, subd. 4, any provision in ADC’s articles of incorporation limiting director liability is ineffective with respect to the Individual

Defendants’ conduct alleged herein because such conduct was reckless and not in good faith and constituted a breach of loyalty to ADC and its shareholders.

43.                                 Pursuant to Minn. Stat. § 302A.361, Defendant Switz was required to discharge his duties in good faith, in a manner he reasonably believed to be in the best interests of ADC, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

44.                                 In addition, as ADC’s Chairman, President and Chief Executive Officer, defendant Switz failed to discharge his duties in good faith, failed to discharge his duties in a manner he reasonably believed to be in the best interests of ADC, and failed to discharge his duties with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

SELF-DEALING

45.                                 The Proposed Acquisition is wrongful, unfair and harmful to ADC’s public stockholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Acquisition is an attempt to deny Plaintiff and the other members of the Class their rights while usurping the same for Defendants’ benefit on unfair terms.

46.                                 In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•                                Withdraw their consent to the Proposed Acquisition and allow the Company’s shares to trade freely — without impediments, including termination fees;

•                                Act independently so that the interests of the Company’s public stockholders will be protected;

•                                Adequately ensure that no conflicts of interest exist between Defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of ADC’s public stockholders; and

•                                Fully and fairly disclose all material information to the Company’s stockholders, including the true value of the Company.

47.                                 By engaging in such self-dealing the Individual Defendants violated Minn. Stat. § 302A.255.

CLASS ACTION ALLEGATIONS

48.                                 Plaintiff brings this action as a class action pursuant to Minn. R. Civ. P. 23, et seq., individually and on behalf of the Class, who are being and will be harmed by Defendants’ actions. Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

49.                                 This action is properly maintainable as a class action because:

(a)                                  The Class is so numerous that joinder of all members is impracticable. As of July 21, 2010, there were approximately 96,990,000 outstanding shares held by hundreds, if not thousands, of ADC stockholders who are located throughout the United States;

(b)                                 There are questions of law and fact which are common to the Class, including: whether any of the Defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of ADC’s public stockholders; and whether Plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined;

(c)                                  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d)                                 The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e)                               Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties Against the Individual Defendants

50.                                 Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

51.                                 The Individual Defendants are in a position of control and power over ADC’s public stockholders, and have access to internal financial information about ADC, its true value, and the benefits of ownership of the Company. The Individual Defendants, aided and abetted by Defendants ADC and TYCO, are using their positions of power and control to benefit themselves in this transaction, to the detriment of Plaintiff and the Class.

52.                                 The Individual Defendants have violated their fiduciary duties by directing the Company to enter into the Proposed Acquisition without regard to the fairness of the transaction to ADC’s stockholders. Defendants ADC and TYCO directly breached and/or aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the Class.

53.                                 As alleged herein, Defendants have initiated a process to sell ADC that undervalues the Company and vests them with benefits that are not shared equally by ADC’s public shareholders. In addition, by agreeing to the Proposed Acquisition, Defendants have capped the price of ADC at a price that does not adequately reflect the Company’s true value. Moreover, Defendants failed to sufficiently inform themselves of ADC’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Acquisition.

54.                                 As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury as a result of Defendants’ self-dealing.

55.                                 Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and will not supply to ADC’s stockholders sufficient information to enable them to tender their shares on an informed basis and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

56.                                 Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Acquisition, which will exclude the Class from its fair share of ADC’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.

57.                                 Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Aiding and Abetting the Individual Defendants’
Breaches of Their Fiduciary Duties,
Against Defendants ADC and TYCO

58.                                 Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

59.                                 Defendants ADC and TYCO are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of ADC.

60.                                 The Individual Defendants breached their fiduciary duties of good faith, loyalty, due care and candor to ADC’s public stockholders, including Plaintiff and the Class, by failing to:

(a)                                  Fully inform themselves of the market value of the Company before directing the Company to enter into the Merger Agreement and recommending that stockholders approve the Merger Agreement and hence the Proposed Acquisition;

(b)                                 Act in the best interests of the public stockholders of ADC common stock;

(c)                                  Maximize stockholder value;

(d)                                 Obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Merger Agreement;

(e)                                  Act in accordance with their fundamental duties of good faith, due care and loyalty; and

(f)                                    Disclose all material information concerning the transaction to enable ADC’s public stockholders to tender their shares in relation to the Proposed Acquisition on an informed basis.

61.                                 Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants ADC and TYCO who aided and abetted such breaches by, among other things, entering into the Merger Agreement.

62.                                 Defendants ADC and TYCO knew that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to ADC’s stockholders.

63.                                 Defendants ADC and TYCO rendered substantial assistance to the Individual Defendants’ breach of their fiduciary duties to the ADC stockholders.

64.                                 As a result of these Defendants’ conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the

Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares and will not be able to tender their shares on informed basis as applied to all material information concerning the Proposed Acquisition.

65.                                 Unless the actions of Defendants ADC and TYCO are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, thus furthering a process that inhibits the maximization of stockholder value and the disclosure of material information.

66.                                 Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

THIRD CAUSE OF ACTION

Violation of Minn. Stat. § 302A.467

67.                                 Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

68.                                 Pursuant to Minn. Stat. § 302A.467, where a corporation formed under Minnesota law or an officer or director of such a corporation violates a provision of Minn. Stat. §§ 302A.001 et seq., a court in this state may, in an action brought by a shareholder of the corporation, grant any equitable relief it deems just and reasonable in the circumstances and award expenses, including attorneys’ fees and disbursements, to the shareholder.

69.                                 The Individual Defendants breached the standard of conduct imposed upon them pursuant to Minn. Stat. §§ 302A.251 and Minn. Stat. § 302A.361, thereby violating said statutory provisions, and violated §302A.255, all as set forth herein.

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.                                   Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and his counsel as Class counsel;

B.                                     Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable, and rescinding and invalidating the Merger Agreement and any other agreements that the Defendants entered into in connection with, or in furtherance of, the Proposed Acquisition;

C.                                     Primarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for stockholders;

D.                                    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of ADC’s stockholders;

E.                                      Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

F.                                      Awarding Plaintiff the costs of this action, including a reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

G.                                     Granting such other and further equitable relief as this Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: July 26, 2010	HEAD, SEIFERT & VANDER WEIDE

	By:	/s/ Thomas V. Seifert
Vernon J. Vander Weide (No. 112173) Thomas V. Seifert (No. 98863) 333 South Seventh Street, Suite 1140 Minneapolis, MN 55402 (612) 339-1601

Attorneys for Plaintiff
OF COUNSEL:

BRODSKY & SMITH, LLC
Evan J. Smith
Marc Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
(610) 667-6200

ACKNOWLEDGMENT

Plaintiff acknowledges that sanctions may be imposed pursuant to Minn. Stat. § 549.211.

Dated: July 26, 2010	HEAD, SEIFERT & VANDER WEIDE

	By:	/s/ Thomas V. Seifert
Vernon J. Vander Weide (No. 112173)
Thomas V. Seifert (No. 98863)
333 South Seventh Street, Suite 1140
Minneapolis, Minnesota 55402-2422
Tel: 612-339-1601
Fax: 612-339-3372